U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
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                            NOTIFICATION OF LATE FILING        SEC FILE NUMBER
                                                                   0-17250
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                                                              ------------------
                              (Check One):                       CUSIP NUMBER
                                                                  285296 20 8
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[ ]Form  10-K and Form  10-KSB  [X]Form  20-F [ ]Form 11-K [ ]Form 10-Q and Form
10-QSB [ ]Form N-SAR

         For Period Ended:  December 31, 1996
                            -----------------

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:  Not Applicable
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     Nothing in this Form shall be  construed to imply that the  Commission  has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  Not Applicable
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Part I--Registrant Information
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         Full Name of Registrant:  Electrocon International Inc.


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         Former Name if Applicable:  Not Applicable
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         Address of Principal Executive Office:

                  Prosperity Centre
                  8/F, Block B
                  77 Container Port Road
                  Kwai Chung
                  New Territories, Hong Kong



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Part II--Rules 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III--Narrative

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Registrant is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 1996, within the prescribed period because the Registrant's independent auditors were not able to deliver their final audit report to the Registrant for the fiscal year ended December 31, 1996 in time for filing of the Form 20-F by the June 30, 1997 due date. The Registrant is, therefore, unable to complete the preparation and filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 1996, within the prescribed period.
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Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification

     Henry F. Schlueter, Esq.          (303)                 292-3883
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            (Name)                   (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                      [X] Yes      [ ] No

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

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [X] Yes      [ ] No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Selected Statement of Operations Data (1)(2)
                        (Stated in United States Dollars)

                                          Year Ended           Year Ended
                                         Dec. 31, 1995        Dec. 31, 1996
                                         -------------        -------------
                                           (Audited)           (Unaudited)

Net Revenues                              $44,999,212          $54,278,228

Cost of Sales                             $40,428,530          $50,995,522

Gross Profit on Sales                     $ 4,570,682          $ 3,282,706

Operating Expenses                        $ 3,200,572          $ 3,918,026

Income (Loss) from
Operations                                $ 1,370,110          $  (635,320)

Share of Losses of an
Affiliated Company                        $   (19,304)         $   (31,303)

Other Income                              $   321,841          $   487,026

Income (Loss) before                      $ 1,672,647          $  (179,597)
Income Taxes



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Provision for Income                      $   261,865           $ (19,062)
Taxes

Net Income (Loss) before
Minority Interest                         $ 1,410,782           $(160,535)

Minority Interest                         $   (32,211)          $       -

Net Income (Loss)                         $ 1,378,571           $(160,535)

Earnings (Loss) per
Common Share(3)                           $    0.2095           $ (0.0243)

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(1)  Reported in accordance  with United States  generally  accepted  accounting principles ("GAAP").
(2) Income and expenses are translated into United States dollars at the average rate of exchange in effect during the period. The exchange rate has remained fixed at HK$7.80 to US$1.00 since 1983.
(3)  Based on 6,624,211 shares for the years ended December 31, 1995 and 1996.

     The Company incurred a net loss of $160,535 for the year ended December 31, 1996 as compared to net income of $1,378,571 for the year ended December 31, 1995. Although the Company's net revenues increased by approximately 13.3% from 1995 to 1996, its cost of sales increased by approximately 26.1%. In addition, operating expenses increased by approximately 22.4%.


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                          ELECTROCON INTERNATIONAL INC.
                   ------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: June 30, 1997                           By: /s/ Edward Ting
                                                  ------------------------------
                                                  Edward Ting, President




INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.





KWAN WONG TAN & FONG                           Certified Public Accountants
                                               50th Floor, Hopewell Centre
                                               183 Queen's Road East
                                               Hong Kong



Our Ref:  AOI/TL/EII


26 June 1997



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Board of Directors
Electrocon International, Inc.
8/F Block B Prosperity Centre
Kwai Chung
New Territories


Dear Sirs,

Please be advised that the audit of Electrocon International, Inc. and its subsidiaries is likely to be delayed by 15 to 20 days. The reason is mainly due to the delay in delivery of documentations of the Group's China set up.


Yours faithfully,



/s/ Teddy Leung
Audit Manager



TL/ki


020-95/(off4)


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Deloitte Touche
Tohmatsu
International


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